Former Quality Assurance Lead at NCsoft

Former Content Designer at Stray Bullet Games, LLC

Former Executive producer at Turbine, Inc.

Former Live producer at Realtime Worlds

Studied BFA Drama at Southwest Texas State

Studied BFA Theatre Acting at University of Oklahoma

Goes to **Society for Creative Anachronism (SCA)**

Went to Harlingen High School South

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Athena Z Peters

2h ·

Hi Friends and family!

Rainbow Unicorn Games Community Round is Live!
Become an owner in my company and share in our growth.

Our Wefunder campaign is now live! You're invited to join our exclusive soft round during our testing the waters phase before we go live to the public. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss the Perks!) and make a reservation here.
https://wefunder.com/rainbow.unicorn.games

Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.

In the past quarter, Rainbow Unicorn Games has achieved a lot:

Completed our playable prototype
Completed a playable prototype for a contracting client
Demoed at Game Developers Conference
Demoed at our own booth at PAX East
...and we're so excited to do even more!

This round of funding will allow us to:

Hire in a top notch team to complete our MVP
Have an Alpha product ready to showcase at Q3 conventions
Soft Launch Romancing Jan in Q2 2025

We are really excited about the growth that Rainbow Unicorn Games has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming year, with your help either with investment or feedback!

Thank you for your support in helping us change the world of games!

Rainbow Unicorn Games, PBC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

